

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2020

Jeffrey Farber
Chief Financial Officer
The Hanover Insurance Group, Inc.
440 Lincoln Street
Worcester, Massachusetts 01653

> **Re: The Hanover Insurance Group, Inc.**
> **December 31, 2019 Form 10-K**
> **Filed February 24, 2020**
> **File No. 001-13754**

Dear Mr. Farber:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance